Exhibit (a)(5)(A)

June 7, 2004

To All Blyth Employees:

By now you may have heard that our Company has commenced a tender offer to purchase up to 4,000,000 shares of its outstanding common stock, at a price between $30 and $35 per share, for an aggregate purchase price of up to $140 million.

Our Board of Directors has authorized this tender offer as a prudent use of financial resources given our business profile, assets and current stock price, and believes that investing in our Company’s shares is an attractive use of capital and an efficient means to provide value to stockholders. The offer represents an opportunity for our Company to return cash to stockholders who elect to tender their shares while at the same time increasing non-tendering stockholders’ proportionate interest in our Company. We believe the tender offer, if completed, will be accretive to earnings per share.

The Company and its Board of Directors are not making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. I wish to assure you that there is no need for you to take any action in response to the tender offer unless you wish to sell your shares to the Company.

If employees who are stockholders decide to sell any shares, they will tender at a price within the stated range. All successful tenders, however, will be purchased by the Company at the same price. That price would be the lowest price at which the Company can obtain the 4,000,000 shares it has offered to purchase.

If you would like more information about the tender offer, you can find a copy of the “Offer to Purchase” on our website at www.blyth.com.

Sincerely,

Robert B. Goergen

Chairman of the Board and Chief Executive Officer